Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 333-59616

                                       Date: May 31, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING PRESENTATION MATERIALS WERE POSTED ON FIRST UNION'S INTERNAL WEBSITE AND MAY BE USED FROM TIME TO TIME BY FIRST UNION IN SPEECHES, CONFERENCES AND MEETINGS WITH ANALYSTS AND INVESTORS

                                Top Ten Reasons*
                                 Why We Believe
                      The First Union/Wachovia Combination
                       Is Better For Wachovia Shareholders
                        Than SunTrust's Hostile Proposal

In our opinion:

  1.          We have a stronger business mix.

  2.          We will grow faster.

  3.          We will be better capitalized.

  4.          We believe our stock has more upside potential.

  5.          We are offering greater long-term share value.

  6.          We know how to put companies together.

  7.          We will provide enhanced dividends.

  8.          We're friendly, not hostile.

  9.          We make customers our top priority.

 10.          We care about our communities.


                          We've Reached Our Conclusion,
                           and We Hope You Have, Too.

                           First Union and Wachovia --
                    We Believe We Are the Better Combination.

* Please see the attached pages for the arguments we believe support each point.

                            First Union and Wachovia:
         Top Ten reasons why we believe our combination is better for Wachovia shareholders than SunTrust's hostile proposal*

         In our opinion:

1. We have a stronger business mix.
   --------------------------------

   o We believe we have a stronger complement of higher-growth, higher-margin businesses (mutual funds, brokerage, annuities, insurance and international banking).

         o We are growing deposits and investments. The Retail Bank should grow earnings at 8%, wealth management at 15+% and corporate/investment banking at 10+%.

         o The market rewards higher-growth businesses with higher P/E multiples.

         --------------------------------------------------------------------------------------------------

                  WACHOVIA/FIRST UNION                                      SUNTRUST/WACHOVIA
         --------------------------------------------------------------------------------------------------
         o    #1 Retail bank in the East                   o    Regional, old-line deposit bank

              o    2,900 branches                               o    1,800 branches

         o    54% growth rate in wealth management         o    3% decline over the past 2 years
              revenue over past 2 years
                                                                o    674 brokers (only 101 from STI),
              o    8,350 registered representatives, #6              > #30 nationally
                   nationally
                                                                o    Only one-third size of combined
              o    $98B mutual funds, #17 nationally                      FTU/WB, #41 nationally

         o    Established global banking presence          o    Non-player

         o    #2 in U.S. for Cash Management services      o    Regional player

         o    Established, fully integrated in             o    Nowhere, assembling pieces cast
              capital markets                                   off from Wall Street
         --------------------------------------------------------------------------------------------------

*Information herein is from First Union, Wachovia and SunTrust investor presentations and other publicly available information.

2.  We will grow faster.
    --------------------

    o We believe we provide greater earnings accretion and greater potential for growth.

    o The cash EPS accretion for Wachovia shareholders in our transaction is much greater:

          ---------------------------- ----------------- ------------------
                Cash EPS Impact          First Union         SunTrust
          ---------------------------- ----------------- ------------------
                     2002                    15%                1%
          ---------------------------- ----------------- ------------------
                     2003                    17%                5%
          ---------------------------- ----------------- ------------------
                     2004                    20%                9%
          ---------------------------- ----------------- ------------------


    o We project we should see 11% overall growth (SunTrust has said they can only grow at 7%).

    o SunTrust has had only 2% annualized growth in pre-tax earnings, excluding one-time gains, over the past nine quarters. We believe they have hit the wall.


3.  We will be better capitalized.
    ------------------------------

    o First Union/Wachovia Tier 1 risk-based capital ratio at closing will be 7.7%, putting us in the middle of the pack for Top 50 Banks and at #9 of the Top 20 Banks.

    o A SunTrust/Wachovia Tier 1 ratio would be only 6.5% -- dead last among the Top 50 Banks.

    o SunTrust has an unrealized gain of $1.5 billion (after-tax) in Coke stock, which they have acknowledged adds $5+ to their stock price.

        o SunTrust could sell their Coke stock investment, but this would raise STI/WB Tier 1 ratio to only 7.2% and their stock would likely decline.

    o It's unclear whether regulators would even approve a hostile transaction that would so significantly erode a bank's capital base.

    o We should be able to grow our capital at more than three times SunTrust's rate, which enables us to invest in our core growth businesses and technology.

    o We believe SunTrust's deal costs are excessive in relation to the size of the transaction. It would take them 13 years (vs. 3 years for us) to recoup these costs and begin generating excess capital.

4.  We believe our stock has more upside potential.
    -----------------------------------------------

    o   Our price/cash EPS ratio is 9.9 vs. 11.5 for SunTrust.

    o SunTrust's shares have declined relative to their S&P Bank Stock peers since the announcement of their hostile proposal - but we believe their shares are still overvalued.

    o P/E divided by percentage earnings growth ratio (PEG ratio) shows SunTrust is significantly overvalued. Median of Top 50 is 120%; FTU is 90% based on 11% growth; STI is 164% based on their projected 7% growth.

    o The market has recognized First Union's success in our restructuring. Our stock was the best performing of the Top 20 Banks this year prior to the April 16 announcement, but we believe there's still upside in the shares.

    o SunTrust's Coca-Cola holdings make their P/E artificially high, but even without Coke, we believe their P/E is too high.


5. We are offering greater long-term share value.
   ----------------------------------------------

    o SunTrust's current "premium" has eroded to low, single digits since its initial 17% offer as the market has reacted to their hostile bid.

    o First Union's proposal provides internal rates of return in excess of 20% for both First Union's and Wachovia's shareholders, while SunTrust's proposal provides, at best, returns in the low to mid-teens.

    o Translated into share price, we believe First Union's proposal provides an additional $15* in long-term value, on a present value basis, relative to SunTrust.




*IRR and present value per share analysis assume earnings, synergy, and balance sheet growth assumptions as per each company's investor presentation. Modeling assumptions are identical and based on an 11x terminal multiple and a 13% discount rate (present value per share analysis only).

6.  We know how to put companies together.
    --------------------------------------

    ----------------------------------------------------------------------
                                               FIRST UNION      SUNTRUST
    ----------------------------------------------------------------------
    o   Banks Integrated over 15 Years              81             11
    o   $1B+ Asset Bank Integrations Since          25              1
        1989
    o   Brokerage and Mutual Fund Companies         10              1
        Integrated
    ----------------------------------------------------------------------


    o The relative size of First Union and Wachovia should make it less disruptive:

        o   Wachovia is 29% the size of First Union based on assets; but,

        o   Wachovia is 75% the size of SunTrust - riskier to integrate.

    o We have a single system technology platform making it easier for us to integrate.

    o Looking at the hostile bid, almost half of Wachovia deposits are out-of-market for SunTrust versus no out-of-market deposits with a First Union/Wachovia merger.

    o Our only criticized bank merger integration was CoreStates. We've learned from that experience and will apply those lessons to ensure we have no customer loss or disruption. In this merger, we won't have the distraction of introducing a new retail system, and we plan to focus on a thoughtful, deliberate integration.



7.  We will provide enhanced dividends.
    -----------------------------------

    o We will maintain the Wachovia $2.40 annual payout, or a Wachovia shareholder can receive the 48-cent differential up front - it's their choice.

    o Our projected dividend payout ratio is 33% vs. over 40% for SunTrust. We should be able to grow our dividend to $2.40 ($1.20 per FTU share) more quickly while paying out less of our earnings.

    o We should be able to grow earnings faster than SunTrust, which means faster dividend growth for all shareholders.

    o SunTrust projects using over 70% of its earnings for dividends and share repurchases. Our dividend payout will be less than 33% and our projected per share earnings do not require share repurchases to meet growth targets.

8.  We're friendly, not hostile.
    ----------------------------

    o Hostile takeovers have a very poor record in the banking industry. They create wreckage for employees, customers, communities and shareholders.

         o The last hostile completed was the Wells Fargo/First Interstate merger -- a disastrous outcome on many fronts, particularly a 20% loss of non-interest bearing deposits.

         o All of First Interstate's top 50 managers left following the merger.

    o Wachovia has repeatedly confirmed that our cultures fit well together, while emphasizing a lack of cultural fit with SunTrust.

    o   Our business philosophies are compatible and complementary.

    o We are dedicated to maintaining and enhancing employee morale - not the case in a hostile takeover. Wachovia's and First Union's mutual hiring freeze and normal attrition are expected to account for nearly half of the expected job reductions, with the remaining half to be shared by both companies. We believe SunTrust's hostile takeover would likely result in more job loses for Wachovia because it is an acquisition, not a merger of equals.

    o Wachovia is working with us diligently on the integration process as our partner. Integration efforts to date are proof of our capability. Senior management team decisions are already made.

9.  We make customers our top priority
    ----------------------------------

    o We plan to blend Wachovia's stellar service model with our strong sales and distribution platform to bring the best to customers. First Union also brings its own service strengths to the table with a near "best in class" rating as measured by the Gallup organization.

    o We will offer customers channel choice and more convenience. They can bank where, when and how they want - face-to-face in one of 2,900 branches, on-line, by phone with 24/7 sales and service expertise or through more than 3,700 ATMs (1.5x as many as STI).

    o   Employees earn incentives for giving great service.

    o We will be the #2 electronic bank in the country with 3 million online customers (vs. 700,000).

    o We will take three years to integrate the merger with our primary focus being no customer loss.

10.  We care about our communities.
     ------------------------------

    o Wachovia and First Union both received "outstanding" CRA ratings vs. only "satisfactory" for SunTrust's major banks.

    o Together we contributed over $70 million last year in donations of goods and services, not including the payroll value of volunteers' time away from work, to communities where our employees work and live.

    o We also recently announced a new, joint community commitment. In our first five years, the new Wachovia will provide $20 billion in small business lending, $9 billion in affordable mortgages and $6 billion in community development lending and investments. In addition, we are committing $1 million to pre-purchase counseling programs through the Community Partnership Mortgage program and $1 million to downpayment assistance for low-income homebuyers.







                          We've Reached Our Conclusion,
                           and We Hope You Have, Too.

                           First Union and Wachovia --
                    We Believe We Are the Better Combination.

Note:  The following notice is included to meet certain legal requirements:

In connection with the proposed transaction with Wachovia, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of these documents, without charge, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001 and by Wachovia on March 19, 2001. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.